Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2007		2006 (1)		2006 (1)		2005 (1)		2004 (1)		2003 (1)		2002 (1)
Earnings:
Income from continuing operations	$94,368		$211,607		$247,756		$156,716		$160,917		$115,674		$106,135
Equity in earnings and gains (losses) on equity transactions of equity investments	—		(119,423)		(119,423)		(26,115)		(45,443)		(23,525)		(17,840)
Fixed charges before preferred distributions	127,116		126,317		166,229		143,663		118,212		101,144		89,417
Distributions from equity investments	—		5,387		5,387		22,646		24,572		27,404		27,195
Capitalized interest	(489)		—		(335)		—		—		—		(3,057)
Adjusted Earnings	$220,995		$223,888		$299,614		$296,910		$258,258		$220,697		$201,850

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$126,627		$126,317		$165,894		$143,663		$118,212		$101,144		$86,360
Capitalized interest	489		—		335		—		—		—		3,057
Preferred distributions	46,204		29,976		44,692		46,000		46,000		46,000		27,625
Combined Fixed Charges and Preferred Distributions	$173,320		$156,293		$210,921		$189,663		$164,212		$147,144		$117,042

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3	x	1.4	x	1.4	x	1.6	x	1.6	x	1.5	x	1.7	x

(1)	Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.